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03014940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 0 3 2003
FEE 610

SEC FILE NUMBER
8- 63335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 15TH STREET, NW
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH W. FULK 202 626-5340
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

250 WEST PRATT STREET (Address) BALTIMORE (City) MD (State) 21201 - 2304 (Zip Code)

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH W. FULK & LEE M. FOLGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOLGER NOLAN FLEMING DOUGLAS INCORPORATED, as of DECEMBER 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Keith W Fulk
Signature

SENIOR VICE PRESIDENT, TREASURER
Title

CHAIRMAN OF THE BOARD

H JoAnn McWilliams
Notary Public

H JOANN MC WILLIAMS
Notary Public, District of Columbia
My Commission Expires June 14, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED

Report of Independent Accountants on Statement of Financial Condition as of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholders of
Folger Nolan Fleming Douglas Incorporated:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Folger Nolan Fleming Douglas Incorporated (the "Company") at December 31, 2002 in conformity with auditing standards generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Baltimore, Maryland
February 25, 2003

Folger Nolan Fleming Douglas Incorporated
Statement of Financial Condition
as of December 31, 2002

ASSETS

Cash	$ 257,869
Receivables	
From customers	7,421,645
From correspondent broker	3,311,098
Other	652,288
Securities owned, at market value (cost $3,971,196)	27,835,200
Memberships in exchanges, at cost (market value $1,930,000)	75,976
Office equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $1,846,099	713,975
Other assets	584,727
Total assets	$40,852,778

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables	
To customers, including free credits of $2,580,381	$ 3,130,978
Other	1,308,785
Deferred income taxes	9,664,618
Total liabilities	14,104,381
Stockholders' equity	
Preferred stock, 4% cumulative, $100 par value (authorized 100 shares; issued and outstanding 80 shares)	8,000
Common stock	
Class A, $100 par value (authorized 10,000 shares; issued and outstanding 4,642 shares)	464,200
Class B (nonvoting), $100 par value (authorized 1,000 shares; issued and outstanding 568 shares)	56,800
Additional paid-in capital	-
Retained earnings	26,219,397
Total stockholders' equity	26,748,397
Total liabilities and stockholders' equity	$40,852,778

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Folger Nolan Fleming Douglas Incorporated (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company provides securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

2. Significant Accounting Policies

A. Securities Transactions
Securities transactions are recorded on a trade date basis.

Receivables from and payables to brokers arise from the settlement of securities transactions executed for customers or the Company. Receivables generally are collected within thirty days and are collateralized by customer and firm securities in physical possession, on deposit, or receivable from customers or brokers. The Company only does business with brokers who are members of the National Association of Securities Dealers, Inc.

Receivables from and payables to customers arise from cash and margin transactions executed by the Company on behalf of customers. Receivables are collateralized by the underlying securities. The Company's policy is to monitor the market value of margin collateral and request collateral when required. Such collateral is not reflected in the accompanying financial statement.

Receivables from and payables to correspondent broker arise from the clearance of customer and firm transactions executed by the correspondent broker on behalf of the Company. These transactions are collateralized by customer and firm securities in physical possession or on deposit.

B. Securities Owned
Securities owned are valued at market. Securities owned at December 31, 2002 consisted of common stocks (97%) and corporate, government and municipal bonds (3%).

C. Office Equipment and Leasehold Improvements
Depreciation and amortization of office equipment and leasehold improvements is recorded on a straight-line basis over the estimated useful lives of such assets.

D. Income Taxes
The Company accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

E. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Special Reserve Account for Customers

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit cash or acceptable equivalents in a special bank account for the exclusive benefit of its customers. At December 31, 2002, the Company had deposited cash of $1,000 in such an account, none of which was required to be on deposit at that date.

4. Bank Borrowings

The Company maintains a line of credit, which provides for borrowings up to $3,000,000. This line of credit expires in April 2003. The Company had no outstanding balance at year-end.

5. Income Taxes

The provision (benefit) for income taxes consists of the following at December 31, 2002:

Current		Deferred	
Federal	$ (111,151)	Federal	$ (1,814,574)
State	130	State	(351,174)
	$ (111,021)		$ (2,165,748)

The primary difference between income taxes at the statutory rate and the effective rate are the dividends received deduction, municipal interest and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the statement of operations but is not reportable for tax purposes until realized.

6. Profit-Sharing Plan

The Company provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Company.

7. Commitments and Contingencies

The Company has entered into operating leases for real estate and computer software. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments at December 31 for leases of one year or more are as follows:

2003	$ 343,217
2004	316,993
2005	316,993
2006	316,993
2007	316,993

8. Credit Risk and Concentrations of Credit

In the normal course of business, the Company finances customer and proprietary securities transactions. These activities expose the Company to risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company extends credit to customers, collateralized by cash and securities, and subject to regulatory and internal requirements. The Company continually monitors margin requirements and requests customers to deposit additional collateral or reduce positions when necessary. Such transactions expose the Company to risk in the event that margin balances are insufficient to fully cover customer losses.

The omnibus broker holds substantially all of the securities owned by the Company. The Company is subject to risk should the omnibus broker not be able to return these securities or repay the balance due.

The Company's financing activities allow the Company to pledge customer securities as collateral for various financing sources. At December 31, 2002, the Company had approximately $8.7 million of customer securities under customer margin loans that are available to be pledged, none of which were pledged as of December 31, 2002.

9. Net Capital Requirements

The Company is required to comply with the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule. The rule may also limit the circumstances under which the Company may declare dividends. In computing net capital, items not readily convertible into cash are excluded, and the Company's trading and investment securities are valued below current market. At December 31, 2002, the Company's aggregate indebtedness was approximately 20% of net capital of $22,166,590.

The Company's net capital exceeded the minimum required by Rule 15c3-1 by $21,871,582.